1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No   ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 16, 2015	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

2015 Third Quarter Earnings Conference
Oct 15, 2015

Agenda
Elizabeth Sun
3Q15 Financial Results and 4Q15 Outlook Lora Ho
Key Messages Mark Liu /
C.C. Wei /
Lora Ho
Q&A

Safe Harbor Notice
TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission
(the “SEC”) on April 13, 2015 and such other documents as
TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income
Selected Items from Statements of Comprehensive Income
3Q15 3Q15 3Q15
3Q15 2Q15 3Q14 over over
Guidance
(In NT$ billions) 2Q15 3Q14
Net Revenue 212.51 207-210 205.44 209.05 3.4% 1.7%
Gross Margin 48.2% 47%— 49% 48.5% 50.5% -0.3 ppt -2.3 ppts
Operating Expenses (22.16) (22.56) (21.14) -1.8% 4.8%
Operating Margin 36.9% 36.5%— 38.5% 37.5% 40.4% -0.6 ppt -3.5 ppts
Non-Operating Items 5.01 21.06 0.95 -76.2% 427.4%
Net Income to Shareholders of the Parent Company 75.33 79.42 76.33 -5.1% -1.3%
Net Profit Margin 35.4% 38.7% 36.5% -3.3 ppts -1.1 ppts
EPS (NT Dollar) 2.91 3.06 2.94 -5.1% -1.3%
ROE 27.2% 29.0% 33.3% -1.8 ppts -6.1 ppts
Shipment (Kpcs, 12”-equiv. Wafer) 2,216 2,240 2,267 -1.1% -2.2%
Average Exchange Rate—USD/NTD 31.88 31.00 30.84 30.00 3.4% 6.3%
Diluted weighted average outstanding shares were 25,930mn units in 3Q15.
ROE figures are annualized based on average equity attributable to shareholders of the parent company.

3Q15 Revenue by Application
Industrial/Standard
Computer 8%
Consumer 8%
Communication 59%
Communication
Revenue (NT$B)
0 150 2Q15 3Q15 QoQ+1%
Computer Revenue (NT$B)
0 150 2Q15 3Q15 QoQ+15%
Consumer Revenue (NT$B)
0 150 2Q15 3Q15 QoQ+3%
Industrial/Standard Revenue (NT$B)
0 150 2Q15 3Q15 QoQ+11%

# 3Q15 Revenue by Technology


0.25um and above
5%
0.11/0.13um
2%
90nm
8%
0.15/0.18um
12%
16/20nm
21%
65nm
11%
40/45nm
14%
28nm
27%


28nm and below revenue
Revenue (NT$B)
100
50
0
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
16/20nm
28nm

TSMC Property

Open Innovation Platform®

© 2015 TSMC, Ltd

Balance Sheets & Key Indices
Selected Items from Balance Sheets 3Q15 2Q15 3Q14
(In NT$ billions) Amount % Amount % Amount %
Cash & Marketable Securities 524.88 33.3% 550.35 34.3% 290.34 21.5%
Accounts Receivable 97.12 6.2% 99.74 6.2% 114.53 8.5%
Inventories 65.07 4.1% 66.28 4.1% 65.34 4.8%
Long-term Investments 31.02 2.0% 27.77 1.7% 28.85 2.1%
Net PP&E 830.82 52.7% 829.70 51.6% 824.31 61.1%
Total Assets 1,576.22 100.0% 1,608.85 100.0% 1,349.91 100.0%
Current Liabilities 201.69 12.8% 309.38 19.2% 172.25 12.8%
Long-term Interest-bearing Debts 192.01 12.2% 202.66 12.6% 212.61 15.7%
Total Liabilities 425.22 27.0% 542.22 33.7% 392.66 29.1%
Total Shareholders’ Equity 1,151.00 73.0% 1,066.63 66.3% 957.25 70.9%
Key Indices
A/R Turnover Days 42 44 44
Inventory Turnover Days 59 62 56
Current Ratio (x) 3.4 2.4 2.8
Asset Productivity (x) 1.0 1.0 1.0
Total outstanding shares were 25,930mn units at 9/30/15.
Asset productivity = Annualized net revenue / Average net PP&E

Cash Flows
(In NT$ billions) 3Q15 2Q15 3Q14
Beginning Balance 528.90 437.41 255.05
Cash from operating activities 118.14 111.07 91.25
Capital expenditures (70.30) (53.81) (47.88)
Cash dividends (116.68) 0.00 (77.79)
Short-term loans 27.70 (12.99) 1.39
Investments and others 27.97 47.22 3.86
Ending Balance 515.73 528.90 225.88

(1)	Free Cash Flow 47.84 57.26 43.37
(1)	Free cash flow = Cash from operating activities – Capital expenditures

4Q15 Guidance
Based on our current business outlook and exchange rate assumption, management expects:
Revenue to be between NT$ 201 billion and NT$ 204 billion, at a forecast exchange rate of 32.71 NT dollars to 1 US dollar
Gross profit margin to be between 47.5% and 49.5%
Operating profit margin to be between 36.5% and 38.5%

Recap of Recent Major Events
TSMC Announced Fourth Quarter and Full Year 2015 Revenue Outlook
( 2015/09/23 )
TSMC Named DJSI Industry Group Leader for Third Consecutive Year ( 2015/09/14 )
TSMC to Cease Solar Manufacturing Operations ( 2015/08/25

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